December 20, 2024

Michael Roper
Chief Executive Officer
Sadot Group Inc.
295 E. Renfro Street, Suite 209
Burleson, Texas 76028

        Re: Sadot Group Inc.
            Registration Statement on Form S-3
            Filed December 13, 2024
            File No. 333-283813
Dear Michael Roper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Stephen M. Fleming